UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Power Efficiency Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

739268 20 9
(CUSIP Number of Class of Securities)

Herman Sarkowsky
1201 3rd Avenue
Suite 5450
Seattle, WA 98101
206-623-6242

With copies to:

Adam S. Mimeles, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY
212-370-1300
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2010
(Date of Event Which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 739268 20 9

(1)	Name of Reporting Person Herman Sarkowsky S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,367,336 (1)

	(8)	Shared Voting Power

	(9)	Sole Dispositive Power 10,367,336 (1)

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,367,336 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.7%(1)

(14)	Type of Reporting Person IN

_______________________
(1)
As of the date hereof, Mr. Sarkowsky (the “Reporting Person”) beneficially owns, and is the record holder of, 3,669,123 shares of common stock, $0.001 par value per share (the “Common Stock”) of Power Efficiency Corporation (the “Company” or the “Issuer”); 11,000 shares of Series B Convertible Preferred Stock, $0.001 par value per share (the “Series B”) of the Company; 13,500 shares of Series D Convertible Preferred Stock, $0.001 par value per share (the “Series D”) of the Company; and 4,248,213 warrants to purchase Common Stock.

Each share of the Series B and each share of the Series D is initially convertible into 100 shares of the Common Stock, at the election of the holders, at any time, subject to adjustment. The holders of the shares of the Series B or the Series D have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the numbers of shares of Common Stock issuable upon the conversion of such holders’ shares of Series B or Series D.

Based on the foregoing and as of the date hereof, the 11,000 shares of Series B and the 13,500 shares of the Series D beneficially owned by Mr. Sarkowsky, on an as-converted basis, are convertible into 1,100,000 and 1,350,000 shares of Common Stock, respectively, and when aggregated with the 3,669,123 shares of Common Stock and the 4,248,213 warrants to purchase Common Stock, represents 18.7% of the total voting power of the voting stock of the Company (based on 45,086,883 shares of Common Stock outstanding as of May 13, 2010 as reported in the Form 10-Q (File No. 000-31805) of the Company, filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2010 calculated in accordance with Rule 13d-3(d).

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Power Efficiency Corporation, a Delaware corporation.  The principal executive offices of the Company are located at 3960 Howard Hughes Parkway, Suite 460, Las Vegas, NV 89169.

Item 2.	Identiy and Background

This Schedule13D is filed on behalf of Herman Sarkowsky.

The principal address of the Reporting Person is [Herman’s residential or principal business address].

The Reporting Person has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used in the acquisition of the Issuer’s securities is personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares for personal investment.

Item 5.	Interest in Securities of the Issuer

(a)       Based on calculations made in accordance with Rule 13d-3(d) and there being 45,086,883 shares of Common Stock outstanding as of May 13, 2010 as reported in the Form 10-Q (File No. 000-31805) of the Company, filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2010.

The Reporting Person beneficially owns, and is the record holder of, 3,669,123 shares of Common Stock, 11,000 shares of Series B; 13,500 shares of Series D and 4,248,213 warrants to purchase Common Stock, representing 18.7% of the total voting power of the voting stock of the Company.

(b)       The Reporting Person has the sole power to vote and dispose of the 10,367,336 shares of Common Stock.

(c)       In the Issuer’s private placement of securities that closed on June 21, 2010, the Reporting Person paid $216,000 for 13,500 Units, each Unit consisting of 1 share of Series D and a warrant exercisable for up to 50 shares of Common Stock at an exercise price of $0.19 per share.  Each share of the Series D is initially convertible into 100 shares of Common Stock.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2010

By:	/s/ Herman Sarkowsky
Name: Herman Sarkowsky